SEC FILE NUMBER
001-41406
CUSIP NUMBER
29332G102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Enhabit, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6688 N. Central Expressway, Suite 1300

Address of Principal Executive Office (Street and Number)

Dallas, TX 75206

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Enhabit, Inc. (the “Company”) has determined it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) by the prescribed due date without unreasonable effort or expense because the Company requires additional time to complete the preparation of its financial statements for the fiscal year ended December 31, 2022. The Company has not finalized its goodwill impairment analysis for the year ended December 31, 2022. As disclosed in the Form 10-Q filed for the quarter ended September 30, 2022, the fair value of the home health reporting unit exceeded its carrying value by less than 5%. Given the sensitivity of the estimates and assumptions, the Company needs additional time to complete the goodwill impairment analysis. The Company is also evaluating its internal controls related to its goodwill impairment analysis.

In addition, management determined that the Company’s reserve against gross accounts receivable was understated in the financial results that it released on February 14, 2023 by approximately $12 million and consequently, expects to record a corresponding adjustment. Of the $12 million adjustment, a little more than half was attributable to failures in the Company’s computation of the accounts receivable. The remainder was attributable to an update of the Company’s collections assumptions based on preliminary first quarter 2023 data that indicated a slowing rate of collections, which the Company believes is in part a result of the growing shift in the Company’s third-party payor mix, and specifically, an increase in Medicare Advantage payors.

Based on currently available information, the Company identified a material weakness in its internal controls over financial reporting relating to its accounts receivable allowance methodology controls to monitor and review the estimated recoverability of accounts receivable, including the impact of changes to our third-party payor mix. Consequently, the Company expects to conclude that the Company’s disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2022. As a result of the accounts receivable matter, the Company does not expect to amend any previously issued financial statements.

The Company also intends to record a $2 million benefit related to its 2022 bonus accrual following approval of the 2022 bonus performance objectives by the Company’s Board of Directors at the end of February 2023.

The Company intends to file its 2022 Form 10-K as soon as reasonably possible, but there can be no assurance that the Company will be able to file its 2022 Form 10-K by the prescribed due date or that any estimates will not change.

The Company intends to provide written notice to Wells Fargo Bank, National Association, as administrative agent (“Wells Fargo”) under the Company’s Credit Agreement among the Company, Wells Fargo, and the lenders party thereto (the “Credit Agreement”), regarding the Company’s failure to furnish its consolidated financial statements within 90 days after the end of the fiscal year. After Wells Fargo provides notice to the Company confirming the default, a 30-day cure period will commence. The Company intends to either furnish its consolidated financial statements to Wells Fargo within the cure period or, alternatively, request a waiver of default from Wells Fargo.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Crissy B. Carlisle	214	239-6500
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

For the reasons stated above in Part III, the Company anticipates that the 2022 Form 10-K will contain results of operations that reflect a significant change from the fiscal year ended December 31, 2021, but it cannot reasonably estimate the results of operations to be reported in the 2022 Form 10-K until the Company completes the preparation of its financial statements.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “will” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s estimated timing for filing the 2022 Form 10-K. Risks, uncertainties and assumptions that could affect these forward-looking statements include, among other things, the completion of procedures related to the Company’s internal controls over financial reporting, the discovery of additional information relevant to the audit and the time needed to finalize and file the 2022 Form 10-K. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Enhabit, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2023	By:	/s/ Crissy B. Carlisle
		Name:	Crissy B. Carlisle
		Title:	Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).